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                                                              EXHIBIT 12
                                  AMOCO COMPANY

                 STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                       (millions of dollars, except ratios)

                           Nine Months
                              Ended            Year Ended December 31,
                            Sept. 30,
                               1994      1993    1992    1991    1990    1989

Determination of Income:
  Consolidated earnings
   before income taxes
   and minority interest..   $2,123    $2,427  $1,823  $2,093  $3,456  $3,048

  Fixed charges expensed by
   consolidated companies.      133       193     238     231     266     298

  Adjustments for certain
   companies accounted for
   by the equity method...        7         9      18      12      24      22

  Adjusted earnings plus
   fixed charges..........   $2,263    $2,629  $2,079  $2,336  $3,746  $3,368


Determination of Fixed Charges:
  Consolidated interest on
   indebtedness (including
   interest capitalized)..   $   93    $  162  $  219  $  216  $  232  $  254

  Consolidated rental
   expense representative
   of an interest factor..       36        31      20      22      30      30

  Adjustments for certain
   companies accounted for
   by the equity method...        3         6      12      17      15      21


  Total fixed charges.....   $  132    $  199  $  251  $  255  $  277  $  305


Ratio of earnings to
   fixed charges..........     17.1      13.2     8.3     9.2    13.5    11.1

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